Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. T00814-P54304 ! ! ! For All Withhold All For All Except For Against Abstain ! ! ! To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below. DANAOS CORPORATION C/O DANAOS SHIPPING COMPANY LTD. 14 AKTI KONDYLI 185 45 PIRAEUS GREECE NOMINEES: DANAOS CORPORATION 1. Election of the directors listed below to hold office for three years and until such director's respective successor is elected and qualified. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES FOR DIRECTOR AND "FOR" PROPOSAL 2. 2. Ratification of appointment of Deloitte Certified Public Accountants S.A. as the Company's independent auditors for the year ending December 31, 2026. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. 01) Iraklis Prokopakis 02) Petros Christodoulou SCAN TO VIEW MATERIALS & VOTEw VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on July 29, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on July 29, 2026. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

T00815-P54304 Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com. DANAOS CORPORATION THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS Proxy card for use at the 2026 Annual General Meeting or any adjournment or postponement thereof (the "Meeting") of Stockholders of Danaos Corporation, a Marshall Islands company (the "Company"), to be held on Friday, July 31, 2026 at 10:00 a.m. Greek local time, at the offices of the Company's manager, Danaos Shipping Co. Ltd., 14 Akti Kondyli in Piraeus, Greece 185 45. The person signing on the reverse of this card, being a holder of shares of common stock of the Company, hereby appoints as his/her/its proxy at the Meeting, Dr. John Coustas and Evangelos Chatzis, or either one of them acting alone, with full power of substitution, and directs such proxy to vote (or abstain from voting) at the Meeting all of his, her or its shares of common stock as indicated on the reverse of this card or, to the extent that no such indication is given, to vote as set forth herein, and authorizes such proxy to vote in his discretion on such other business as may properly come before the Meeting. Please indicate on the reverse of this card how the shares of common stock represented by this proxy are to be voted. If this card is returned duly signed but without any indication as to how the shares of common stock are to be voted in respect of any of the resolutions described on the reverse, the stockholder will be deemed to have directed the proxy to vote FOR the election of each of the nominees to the Board of Directors and FOR Proposal Two, the ratification of the appointment of the independent auditors, each as described above. Continued and to be signed on reverse side

Your Vote Counts! *Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares. Smartphone users Point your camera here and vote without entering a control number For complete information and to vote, visit www.ProxyVote.com Control # T00816-P54304 DANAOS CORPORATION C/O DANAOS SHIPPING COMPANY LTD. 14 AKTI KONDYLI 185 45 PIRAEUS GREECE DANAOS CORPORATION 2026 Annual General Meeting Vote by July 29, 2026 11:59 PM ET You invested in DANAOS CORPORATION and it’s time to vote! You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on July 31, 2026. Get informed before you vote View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to July 17, 2026. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. Vote in Person at the Meeting* July 31, 2026 10:00 a.m. Greek local time At the offices of the Company’s manager Danaos Shipping Co. Ltd. 14 Akti Kondyli in Piraeus Greece 185 45

THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters. Vote at www.ProxyVote.com Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”. T00817-P54304 Voting Items Board Recommends 1. Election of the directors listed below to hold office for three years and until such director’s respective successor is elected and qualified. NOMINEES: For 01) Iraklis Prokopakis 02) Petros Christodoulou 2. Ratification of appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for the year ending December 31, 2026. For